As filed with the Securities and Exchange           Registration No. __________
Commission on February 10, 1999                     Registration No. 811-2512

-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

-------------------------------------------------------------------------------
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                and Amendment to

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

-------------------------------------------------------------------------------
     Variable Annuity Account B of Aetna Life Insurance and Annuity Company

                    Aetna Life Insurance and Annuity Company

            151 Farmington Avenue, RE4A, Hartford, Connecticut 06156

        Depositor's Telephone Number, including Area Code: (860) 273-4686

                           Julie E. Rockmore, Counsel
                    Aetna Life Insurance and Annuity Company
            151 Farmington Avenue, RE4A, Hartford, Connecticut 06156
                     (Name and Address of Agent for Service)

-------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           VARIABLE ANNUITY ACCOUNT B
                              CROSS REFERENCE SHEET

FORM N-4
ITEM NO.                   PART A (PROSPECTUS)                      LOCATION - PROSPECTUS
    1    Cover Page...........................................    Cover Page

    2    Definitions..........................................    Not applicable

    3    Synopsis.............................................    Contract Overview; Fee Table

    4    Condensed Financial Information......................    Condensed Financial Information;
                                                                  Appendix II -  Information

    5    General Description of Registrant, Depositor, and
         Portfolio Companies..................................    Other Topics - The Company, Variable Annuity Account B;
                                                                  Investment Options - Fund Descriptions

    6    Deductions and Expenses..............................    Fees

    7    General Description of Variable Annuity Contracts....    Contract Overview; Other Topics

    8    Annuity Period.......................................    The Income Phase

    9    Death Benefit........................................    Death Benefit, The Income Phase

   10    Purchases and Contract Value.........................    Purchase and Rights; Your Account Value

   11    Redemptions..........................................    Right to Cancel; Systematic Distribution Options

   12    Taxes................................................    Taxation

   13    Legal Proceedings....................................    Other Topics- Legal Matters and Proceedings

   14    Table of Contents of the Statement of Additional
         Information..........................................    Contents of the Statement of Additional Information

FORM N-4                  PART B (STATEMENT OF                     LOCATION - STATEMENT OF ADDITIONAL INFORMATION
ITEM NO.                 ADDITIONAL INFORMATION)
   15    Cover Page...........................................    Cover page

   16    Table of Contents....................................    Table of Contents

   17    General Information and History......................    General Information and History

   18    Services.............................................    General Information and History; Independent Auditors

   19    Purchase of Securities Being Offered.................    Offering and Purchase of Contract

   20    Underwriters.........................................    Offering and Purchase of Contract

   21    Calculation of Performance Data......................    Performance Data; Average Annual Total Return Quotations

   22    Annuity Payments.....................................    Income Phase Payments

   23    Financial Statements.................................    Financial Statements


                                     Part C (Other Information)
                                     --------------------------

                       Contract Prospectus - May 3, 1999
--------------------------------------------------------------------------------

The Funds

o Federated American Leaders Fund II

o Federated Equity Income Fund II

o Federated Fund for U.S. Government Securities II

o Federated Growth Strategies Fund II

o Federated High Income Bond Fund II

o Federated International Equity Fund II

o Federated Prime Money Fund II

o Federated Utility Fund II

The Contract. The contract described in this prospectus is the group or individual New York "Growth Plus" deferred variable annuity contract issued by Aetna Life Insurance and Annuity Company (the Company, we, us). It is issued as either a nonqualified deferred annuity or a qualified individual retirement annuity (IRA) under Section 408(b) of the Internal Revenue Code for 1986 as amended (Tax Code).

--------------------------------------------------------------------------------
Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options you should know before purchasing. Read this prospectus carefully. If you purchase the contract, retain this prospectus for future reference.

Table of Contents . . . page 2
--------------------------------------------------------------------------------

Contract Design. The contract described in this prospectus is designed to:

> Help you save for retirement while receiving beneficial tax treatment

> Offer a variety of investment options to help meet long-term financial goals

> Provide a death benefit to a beneficiary

> Provide payments for life or for a specified period

Investment Options. The contract offers variable investment options and a fixed interest option. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed below. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying mutual fund. You do not invest directly in or hold shares of the funds.

The funds in which the subaccounts invest have various risks. For information about risks of investing in the funds see "Investment Options" in this prospectus and each fund prospectus. Retain the fund prospectuses for future reference.

Fixed Interest Option. The ALIAC Guaranteed Account (Guaranteed Account) offers certain guaranteed interest rates. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Guaranteed Account in Appendix I of this prospectus. There is also a separate Guaranteed Account prospectus.

Getting Additional Information. You may obtain the May 3, 1999, Statement of Additional Information (SAI) about the separate account by indicating your request on your application or calling us at 1-800-531-4547. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account are posted on the Securities and Exchange Commission (SEC) web site, http://www.sec.gov. The SAI table of contents is listed on page 38 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale.

                          TABLE OF CONTENTS



 Contract Overview ......................................................... 3
 Contract Design
 Contract Facts
 Contract Phases: The Accumulation Phase, The Income Phase
 Questions: Contacting the Company
 Sending Requests in Good Order

Fee Table .................................................................  5
Condensed Financial Information ...........................................  8
Investment Options ........................................................  8
Transfers ................................................................. 10
Purchase and Rights ....................................................... 12
Fees ...................................................................... 14
Your Account Value ........................................................ 18
Withdrawals ............................................................... 20
Systematic Distribution Options ........................................... 21
Death Benefit ............................................................. 22
The Income Phase .......................................................... 25
Taxation .................................................................. 28
Other Topics .............................................................. 34

The Company -- Variable Annuity Account B -- Contract Distribution -- Payment
Delay or Suspension -- Performance Reporting -- Voting Rights -- Contract
Modifications -- Transfer of Ownership: Assignment -- Involuntary Terminations
-- Legal Matters and Proceedings -- Year 2000 Readiness

Contents of the Statement of Additional Information ....................... 39
Appendix I -- ALIAC Guaranteed Account .................................... 40
Appendix II -- Condensed Financial Information ............................ 43

Contract Overview

--------------------------------------------------------------------------------
The following is intended as a summary. Please read each section of this prospectus for additional detail.


--------------------------------------------------------------------------------
Contract Design

The contract described in this prospectus is a group or individual variable annuity contract. It is intended to be a retirement savings vehicle that receives beneficial tax treatment and offers a variety of investment options to help meet long-term financial goals.


--------------------------------------------------------------------------------
Contract Facts

Free Look/Right to Cancel: You may cancel your contract or certificate within 10 days of receipt. See "Right To Cancel."

Death Benefit: Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. Benefits during the income phase depend upon the payment option selected. See "Death Benefit" and "Income Phase."

Withdrawals: During the accumulation phase, you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

Systematic Distribution Options: These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees and Expenses: Certain fees and expenses affect the value of your contract. See "Fee Table" and "Fees."

Taxation: The contract is designed to help defer taxes while saving for retirement. Taxes will generally be due when you receive a distribution from amounts accumulated. Tax penalties may apply in some circumstances. See "Taxation."

[sidebar text]

Questions? Contact your local representative or write or call our Home Office at:

Aetna Retirement Services
Annuity Services
151 Farmington Avenue
Hartford, CT 06156-1277
1-800-531-4547


Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

[end sidebar]

--------------------------------------------------------------------------------
                              Contract Phases

I. The Accumulation Phase (accumulating dollars)

[typeset representation of graphic]

                                  Payments to
                                  Your Account

                                     Step 1

                    Aetna Life Insurance and Annuity Company

                 a)                   Step 2                b)

               Fixed               Variable Annuity
              Interest               Account B
              Options
                            Variable Investment Options


                                  The Subaccounts

                               A         B         Etc.

                                     Step 2 b)

                            Mutual    Mutual
                            Fund A    Fund B

[end graphic]

STEP 1: You provide us with your completed application and initial payment. We establish an account for you.

STEP 2: You direct us to invest payments in one or more of the following:

a) Fixed Interest Option

b) Variable Investment Options (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

II. The Income Phase When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several payment options (see "Income Phase"). In general, you may:

>Receive payments for a specified period of time or for life

>Receive payments monthly, quarterly, semi-annually or annually

>Select an option that provides for payments to beneficiaries

>Select fixed payments or payments that vary based on the performance of the variable investment options you select

Fee Table
--------------------------------------------------------------------------------

The tables and examples in this section show the fees that may affect your account value during the accumulation phase. See "Income Phase" for fees that may apply after you begin receiving payments under the contract.

Transaction Fees

Early Withdrawal Charge. This is a deferred sales charge. It is a percentage of the payments that you withdraw. In certain cases this charge may not apply to all or a portion of your withdrawal. See "Fees--Early Withdrawal Charge" for additional information.

Early Withdrawal Charge Schedule

 Years from Receipt of Payment     Early Withdrawal Charge
--------------------------------   ------------------------
 Fewer than 1                                 7%
 1 or more but fewer than 2                   6%
 2 or more but fewer than 3                   5%
 3 or more but fewer than 4                   4%
 4 or more but fewer than 5                   3%
 5 of more but fewer than 6                   2%
 6 or more but fewer than 7                   1%
 7 or more                                    0%

Maximum Annual Maintenance Fee........................................$30.001

Transfer Charge........................................................$0.002

Fees Deducted from Investments in the Subaccounts

Maximum Amount
(Daily deductions equal to the given percentage on an annual basis.)

Mortality and Expense Risk Charge......................................1.25%

Administrative Expense Charge..........................................0.15%3

Total Separate Account Expenses........................................1.40%


(1)The maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due.

(2)During the accumulation phase, we currently allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. See "Transfers" for additional information.

(3)We currently do not deduct an administrative expense charge during the income phase, however, we reserve the right to deduct a daily charge of not more than 0.25% per year. See "Income Phase--Charges Deducted."

[sidebar text]

In This Section:

> Maximum Transaction Fees

> Maximum Fees Deducted from Investments in the Subaccounts

> Fund Fees

> Examples of Fee Deductions

Also see the "Fees" section for:

> How, When and Why Fees are Deducted

> Reduction, Waiver and/or Elimination of Certain Fees

[end sidebar]

Fees Deducted by the Funds

Using this information. The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors impacting the share value, refer to the fund prospectus.

How fees are deducted. Fund fees are not deducted from account values. Instead, they are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 1998.



                               Fund Expense Table

                                                             Investment
                                                          Advisory Fees(1)      Other Expenses
                                                           (before expense     (before expense       Total Fund
                                                           reimbursement)       reimbursement)     Annual Expenses
                                                         ------------------   -----------------   ----------------
Federated American Leaders Fund II (2)
Federated Equity Income Fund II (2)
Federated Fund for U.S. Government Securities II (2)
Federated Growth Strategies Fund II (2)
Federated High Income Bond Fund II (2)
Federated International Equity Fund II (2)
Federated Prime Money Fund II (2)
Federated Utility Fund II (2)

(1) Certain of the fund advisers reimburse the Company for administrative costs incurred in connection with administering the funds as variable investment options under the contract. These reimbursements are paid out of the investment advisory fees and are not charged to investors.

(2)   [Footnote text, as applicable, will be added by 485(b) amendment.]

Hypothetical Examples

Account Fees You May Incur Over Time. The following hypothetical examples show the fees and expenses paid over time if you invest $1,000 in the contract, assuming we deduct the maximum fees allowed under the contract and a 5% annual return on the investment. For the purpose of these examples, we converted the $30 maximum annual maintenance fee to a percentage of assets equal to 0.019%.

--------------------------------------------------------------------------------
> These examples are purely hypothetical.

> They should not be considered a representation of past or future expenses or expected returns.

> Actual expenses and/or returns may be more or less than those shown in these examples.
--------------------------------------------------------------------------------

                                                                  EXAMPLE A                              EXAMPLE B
                                                                                          If at the end of the periods shown you (1
                                                   If you withdraw your entire account    leave your entire account value invested
                                                   value at the end of the periods shown, or (2) select an income phase payment you would pay the following expenses,  option, you would pay the following
                                                   including any applicable early         expenses (no early withdrawal charge is
                                                   withdrawal charge:                     reflected):*
                                                   1 Year   3 Years   5 Years   10 Years   1 Year   3 Years   5 Years   10 Years
                                                   -------- --------- --------- ---------- -------- --------- --------- ---------
Federated American Leaders Fund II                 $        $         $         $          $        $         $         $
Federated Equity Income Fund II
Federated Fund for U.S. Government Securities II
Federated Growth Strategies Fund II
Federated High Income Bond Fund II
Federated International Equity Fund II
Federated Prime Money Fund II
Federated Utility Fund II

-----------------
* This example does not apply if during the income phase, you select a nonlifetime payment option with variable payments and a lump-sum withdrawal within 3 years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example A).

Condensed Financial Information
--------------------------------------------------------------------------------

Understanding Information. In Appendix II of this prospectus, we provide condensed financial information about the Variable Annuity Account B (the separate account) subaccounts you may invest in through the contract. The numbers show the year end unit values of each subaccount over the past five years since the contract became available.


Investment Options
--------------------------------------------------------------------------------

The contract offers variable investment options and a fixed interest option.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the funds described below. You do not invest directly in or hold shares of the funds.

> Mutual Fund (fund) Descriptions. We provide brief descriptions of the funds in this section. Refer to the fund prospectuses for additional information.

Fixed Interest Option. The ALIAC Guaranteed Account (Guaranteed Account) offers certain guaranteed interest rates. For a description of this option see Appendix I and the Guaranteed Account prospectus.

--------------------------------------------------------------------------------
Selecting Investment Options

o Choose options appropriate for you. Your Aetna representative can help you evaluate which investment options may be appropriate for your financial goals.

o Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example: Funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

o Be informed. Read this prospectus, the fund prospectuses, the Guaranteed Account appendix and the Guaranteed Account prospectus.
--------------------------------------------------------------------------------

Fund Descriptions. The investment results of the funds described below are likely to differ significantly and there is no guarantee that any of the funds will achieve their respective investment objectives. All of the funds are diversified.

> Federated Insurance Series -- Federated American Leaders Fund II seeks to achieve long-term growth of capital. The fund's secondary objective is to provide income. The fund pursues its investment objective by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies. "Blue-chip" companies generally are top-quality, established growth companies which, in the opinion of the Adviser, meet certain criteria.

  Adviser: Federated Advisers.

> Federated Insurance Series -- Federated Equity Income II seeks to provide above-average income and capital appreciation. The fund attempts to achieve its objective by investing at least 65% of its assets in income-producing equity securities. Equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the fund's total assets invested in common stocks, preferred stocks, and convertible securities will vary according to the fund's assessment of market and economic conditions and outlook.

  Adviser: Federated Advisers.

> Federated Insurance Series -- Federated Fund for U.S. Government Securities II seeks to provide current income. The fund pursues its investment objective by investing at least 65% of the value of its total assets in securities and issued or guaranteed as to payment of principal and interest by the U.S. Government, its agencies or instrumentalities.

  Adviser: Federated Advisers.

> Federated Insurance Series -- Federated Growth Strategies Fund II (formerly
  IMS Growth Stock Fund) seeks capital appreciation. The fund pursues its objective by investing at least 65% of its assets in equity securities of companies with prospects for above-average growth in earnings and dividends or companies where significant fundamental changes are taking place. Equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks.

  Adviser: Federated Advisers.

> Federated Insurance Series -- Federated High Income Bond Fund II (formerly IMS
  Corporate Bond Fund) seeks high current income by investing primarily in a diversified portfolio of professionally managed fixed-income securities.
  The fixed-income securities in which the fund intends to invest are lower-rated corporate debt obligations (commonly known as "junk bonds" or "high yield, high risk bonds" which involve significant degree of risk).
  (See the fund's prospectus for a discussion of the risk factors involved in investing in lower corporate debt obligations.)

  Adviser: Federated Advisers.

> Federated Insurance Series -- Federated International Equity Fund II (formerly
  IMS International Stock Fund) seeks total return on its assets by investing at least 65% of its assets (and under normal market conditions, substantially all of its assets) in equity securities of issuers located in at least three different countries outside of the United States. Investing in non-U.S. securities carries substantial risk in addition to those associated with domestic investments.

  Adviser: Federated Global Research Corp.

> Federated Insurance Series -- Federated Prime Money Fund II (formerly IMS
  Prime Money Fund) seeks to provide current income consistent with stability of principal and liquidity. The fund pursues its investment objectives by investing exclusively in a portfolio of money market instruments maturing in 397 days or less. The average maturity of the money market instruments in the fund's portfolio, computed on a dollar-weighted basis, will be 90 days or less. An investment in this fund is neither insured nor guaranteed by the U.S. Government.(1)

  Adviser: Federated Advisers.

> Federated Insurance Series -- Federated Utility Fund II (formerly IMS Utility
  Fund) seeks to achieve high current income and moderate capital appreciation by investing primarily in a professionally managed and diversified portfolio of equity and debt securities of utility companies. Under normal market conditions, the fund will invest at least 65% of its total assets in securities of utility companies.

  Adviser: Federated AdvisersSubadviser: Federated Global Research Corp.

Limits on Availability of Options. We may add, withdraw or substitute funds, subject to the conditions in the contract and compliance with regulatory requirements.

Limits on How Many Investment Options You May Select. Although we reserve the right to limit the number of investment options you may select during the accumulation phase, there is currently no limit. The number of investment options you may select at any one time, however, is limited to 18. Each subaccount and each classification of the Guaranteed Account that you select is considered an option.


Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of payments to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.


Additional Risks of Investing in the Funds (Mixed and Shared Funding)

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by the Company or other insurance companies.

> Shared--bought by more than one company

> Mixed--bought for annuities and life insurance

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.


Transfers

--------------------------------------------------------------------------------
During the accumulation phase, you may transfer amounts among the available subaccounts. Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. During the income phase, transfers are limited to four per year and allowed only if you select variable payments. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.


Limits on Frequent Transfers. The contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract holders. Such restrictions could include: 1) Not accepting transfer instructions from an agent acting on behalf of more than one contract holder; and 2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract holders.

Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any transfer request to a subaccount if the subaccount's investment in the corresponding fund is not accepted for any reason.


Charges for Transfers. During the accumulation phase, we allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based upon the subaccount unit values next determined after we receive your transfer request at our Home Office.

Telephone Transfers: Security Measures. To prevent fraudulent use of telephone transactions, we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone transactions. We are not liable for losses resulting from telephone instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts and/or the Guaranteed Account to any of the other subaccounts. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this service. For additional information about this program, contact your local representative or call us at the number listed in "Contract Overview--Questions?" Dollar cost averaging is not available if you elect a Systematic Distribution Option or participate in the account rebalancing program.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. You may participate in this program by completing the account rebalancing section of your application, or by contacting us at the address and/or number listed in "Contract Overview--Questions?" Account rebalancing is not available if you elect to participate in the dollar cost averaging program.


Purchase and Rights
--------------------------------------------------------------------------------

How to Purchase

> Individual Contracts. You may purchase the contract directly from the Company by completing and returning an application. Upon our approval we will issue you a contract and set up an account for you under the contract.

> Group Contracts. We have distributors, usually broker/dealers or banks, who hold the contract as a group contract. (See "Distribution") You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

> Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. Joint contract holders do not need to be spouses. Tax law prohibits the purchase of an IRA by joint contract holders.

The maximum age of the annuitant on the date we issue the contract is 85.


Your Rights Under the Contract

> Individual Contracts. You have all contract rights.

> Group Contracts. The holder of the group contract has title to the contract.
  You have all other rights to your account under the contract.

> Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

Payment Methods. The following payment methods are allowed:

> One lump sum

> Periodic payments

> Transfer or rollover from a pre-existing retirement plan or account

We reserve the right to reject any payments to a prospective or existing account without advance notice.


Payment Amounts.

> For nonqualified contracts the minimum initial payment amount is $5,000.

> For qualified contracts the minimum initial payment amount is $1,500. The Tax
  Code imposes a maximum limit on annual payments which may be excluded from your gross income.

Any additional payments must be at least $1,000 or at least $50 per month as paid by electronic funds transfer. (We may change these amounts from time to time.) A payment of more than $1,000,000 will be allowed only with our consent.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying payment(s) for five days. Payments may be held for longer periods only with your consent, pending acceptance of the application. If the application is rejected, the application and any payments will be returned to you.

Allocating Payments to the Investment Options. We will allocate your payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "Investment Options" section.


Your Right to Cancel
--------------------------------------------------------------------------------

When and How to Cancel. You may cancel your contract or certificate within 10 days of receipt by returning it to our Home Office along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract or certificate and written notice of cancellation. Your refund will equal all payments made. If the payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the payments will be restored to your prior contract.

[begin sidebar text]

Types of Fees

There are three types of fees that may affect your account.

I. Transaction Fees
   o Early Withdrawal Charge
   o Annual Maintenance Fee
   o Transfer Charge

II. Fees Deducted from Investments in the Subaccounts
    o Mortality and Expense Risk Charge
    o Administrative Expense Charge

III. Fees Deducted by the Funds
     o Investment Advisory Fees
     o Other Expenses

IV.  Premium and Other Taxes

[end sidebar]



Fees
--------------------------------------------------------------------------------
The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

I. Transaction Fees

Early Withdrawal Charge
Withdrawals of all or a portion of your account value may be subject to a charge.

Amount: A percentage of the payments that you withdraw. The percentage will be determined according to the following schedule.

Early Withdrawal Charge Schedule

 Years from Receipt of Payment     Early Withdrawal Charge
--------------------------------   ------------------------
 Fewer than 1                                 7%
 1 or more but fewer than 2                   6%
 2 or more but fewer than 3                   5%
 3 or more but fewer than 4                   4%
 4 or more but fewer than 5                   3%
 5 of more but fewer than 6                   2%
 6 or more but fewer than 7                   1%
 7 or more                                    0%

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. Our remaining sales and administrative expenses will be covered by our general assets which are attributable in part to the mortality and expense risk charge described in this section.

First In, First Out. The early withdrawal charge is calculated separately for each payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first payment to the account (first in) are also the dollars you first withdraw (first out).

For example: If you made the initial payment three years ago, we will deduct an early withdrawal charge equal to 4% of the portion of that payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first payment that you did not withdraw and/or your subsequent payments to your account in the order they were received.

Earnings may be withdrawn after all payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. After the first year of your contract there is no early withdrawal charge on the first withdrawal each calendar year if the amount withdrawn is 15% or less than your current account value on the date the withdrawal request is received at our Home Office. When a systematic distribution option is selected, this provision is not available.

Waiver: The early withdrawal charge is waived for payments withdrawn if the withdrawal is based on any one of the following:

> Used to provide payments to you during the income phase

> Paid due to the annuitant's death during the accumulation phase (for an amount up to the sum of payments in the account on the annuitant's date of death)

> Paid where your account value is $2,500 or less and no part of the account value has been withdrawn during the prior 12 months

> Taken because of the election of a systematic distribution option (see
  "Systematic Distribution Options")

> Taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by the Company

> Paid upon termination of your account by us (see "Other Topics--
  Involuntary Terminations")

Reduction or Elimination: We may reduce or eliminate the early withdrawal charge if we anticipate savings on our administrative expenses due to any one of the following:

> The size and type of group to whom the contract is offered

> The amount of expected payments, and

> A prior or existing relationship with the Company such as being an employee of the Company or any affiliate, receiving distributions or making transfers from other contracts issued by us, or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates

We will not unfairly discriminate against any person if we reduce or eliminate the early withdrawal charge. Any reduction or elimination of this charge will be subject to state approval.

Annual Maintenance Fee

Maximum Amount: $30.00

When/How: Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose: This fee reimburses our administrative expenses relating to the establishment and maintenance of your account.

Elimination: We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date the annual maintenance fee is due.

Reduction or Elimination: We may reduce or eliminate the annual maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

> The size and type of the group to whom the contract is offered, and

> The amount of expected payments

We will not unfairly discriminate against any person if we reduce or eliminate the annual maintenance fee. Any reduction or elimination of this fee will be done according to our rules in effect at the time a contract is issued. We reserve the right to change these rules from time to time.

Transfer Charge

Amount: During the accumulation phase, we currently allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose: This fee reimburses the Company for administrative expenses associated with transferring your dollars among investment options.


II. Fees deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount: 1.25% annually of your account value invested in the subaccounts.

When/How: We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from the Guaranteed Account.

Purpose: This fee compensates us for the mortality and expense risks we assume under the contract.

>The mortality risk is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contract

>The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction: We may reduce this fee based upon consideration of one or more of the following:

> The size and type of the group to whom the contract is offered

> The type and frequency of administrative and sales services provided, and

> The level of annual maintenance fee and early withdrawal charges

We will not unfairly discriminate against any person if we reduce the mortality and expense risk charge. Any reduction of this fee will be done according to our own rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time.


Administrative Expense Charge

Maximum Amount: 0.15% annually of your account value invested in the subaccounts during the accumulation phase.

There is currently no administrative expense charge during the income phase, however, we reserve the right to charge an administrative expense charge of up to 0.25% during the income phase.

When/How: If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the Guaranteed Account. This charge may be assessed during the accumulation phase or the income phase. If we are currently imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose: This charge helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

Reduction or Elimination: We may reduce or eliminate the annual maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

> The size and type of the group to whom the contract is offered, and

> The amount of expected payments

We will not unfairly discriminate against any person if we reduce or eliminate the annual maintenance fee. Any reduction or elimination of this fee will be done according to our rules in effect at the time a contract is issued. We reserve the right to change these rules from time to time.

III. Fund Expenses

Maximum Amount: Each fund's advisory fee and expenses are different. They are set forth in "Fee Table--Fees Deducted by the Funds" and described in more detail in each fund prospectus.

When/How: The fund fees are not deducted from your account value. Instead, fund expenses are reflected in the daily value of fund shares, which in turn will affect the daily value of the subaccounts.

Purpose: These expenses help to pay the fund investment advisor and operating expenses.

IV. Premium and Other Taxes

Maximum Amount: Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon jurisdiction.

When/How: We reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. Our current practice is to deduct premium taxes at the time of a complete withdrawal or the commencement of income payments. We will not deduct any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

Your Account Value

--------------------------------------------------------------------------------
During the accumulation phase, your account value at any given time equals:

> The current dollar value of amounts invested in the subaccounts, plus

> The current dollar values of amounts invested in the Guaranteed Account, including interest earnings to date

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount dedicated to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange. At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.


Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.


Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

> The net assets of the fund held by the subaccount as of the current valuation;
  minus

> The net assets of the fund held by the subaccount at the preceding valuation;
  plus or minus

> Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

> The total value of the subaccount's units at the preceding valuation; minus

> A daily deduction for the mortality and expense risk charge and the administrative expense charge (if any). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange, the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A, and 80 accumulation units of subaccount B.


[typeset representation of graphic]

                              $5,000 contribution


                                     Step 1

                    Aetna Life Insurance and Annuity Company



                                     Step 2


                           Variable Annuity account B


                Subaccount A          Subaccount B           Etc.
                300                   80
                accumulation          accumulation
                units                 units



                                     Step 3


                             Fund A      Fund B

[end graphic]

Step 1: An investor contributes $5000

Step 2:

A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).


Step 3: The separate account then purchases shares of the applicable funds at the current market value (NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Payments to Your Account. If all or a portion of initial payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or participation forms as described in "Purchase." Subsequent payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the payment or transfer request. The value of subaccounts may vary day to day.

[begin sidebar text]

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

> Early Withdrawal Charge (see "Fees--Early Withdrawal Charge")

> Maintenance Fee (see "Fees--Maintenance Fee")

> Market Value Adjustment for amounts held in the Guaranteed Account (see
  Appendix I and the Guaranteed Account prospectus)

> Tax Penalty (see "Taxation")

> Tax Withholding (see "Taxation")

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call us at the number listed in "Contract Overview--Questions?"

[end sidebar]


Withdrawals
--------------------------------------------------------------------------------

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making A Withdrawal

> Select the withdrawal amount

1) Full Withdrawal: You will receive your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge and annual maintenance fee, and reduced by any required withholding tax.

2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account.

See Appendix I and the Guaranteed Account prospectus for more information.

> Select investment options. If you do not specify this, we will withdraw dollars proportionally from each of your investment options

> Properly complete a disbursement form and deliver it to our Home Office

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based upon your account value as of the next valuation after we receive a request for withdrawal in good order at our Home Office.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form.

Reinvesting a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of your withdrawal. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based upon the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will credit the amount reinvested proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinvested any maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal. The reinvestment privilege may be used only once. Special rules apply to reinvestments of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments that we deducted at the time of your withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.

Systematic Distribution Options
--------------------------------------------------------------------------------

The following Systematic Distribution Options (SDOs) may be available:

> SWO--Systematic Withdrawal Option. SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated under the account.

> ECO--Estate Conservation Option. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year.

  Under ECO, we calculate the minimum distribution amount required by law, generally at age 70-1/2, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.

> Other SDOs We may add additional SDOs from time to time. You may obtain additional information relating to any of the SDOs from your local representative or by calling us at the number listed in "Contract Overview-- Questions?"

Eligibility for an SDO. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your local representative or the Company at the number listed in "Contract Overview-- Questions?"

SDO Availability. If allowed by applicable law, we reserve the right to discontinue the availability of one or all of the SDOs for new elections at any time, and/or to change the terms of future elections.

Terminating an SDO. You may revoke an SDO at any time by submitting a written request to our Home Office. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect an SDO, your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under an SDO may have tax consequences. If you are concerned about tax implications, consult a qualified tax advisor before electing an option.

[begin sidebar text]


Features of a Systematic Distribution Option (SDO)

A SDO allows you to receive regular payments from your contract, without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

[end sidebar]

[begin sidebar text]

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase see "Income Phase."

Terms to understand:

Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant: The person(s) on whose life or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Home Office.

Market Value Adjustment: An adjustment that may be made to amounts withdrawn from the Guaranteed Account. The adjustment may be positive or negative.

[end sidebar]


Death Benefit
--------------------------------------------------------------------------------

During the Accumulation Phase

Who Receives the Death Benefit? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance, any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your local representative or calling us at the number listed in "Contract Overview--Questions?"

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Prior to the election of a death benefit payment by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable).


Death Benefit Amount

Upon the death of the annuitant, the death benefit will be the greatest of:

1) The total payments made to your account, adjusted for any amounts deducted from your account (including withdrawals, income phase payments, and fees)

2) The highest account value on any account anniversary up to the annuitant's 85(th) birthday (or date of death, if earlier), adjusted for payments made and any amounts deducted from your account (including withdrawals, income phase payments, and fees) since that account anniversary, and

3) The account value as of the date of death

If the death benefit is greater than the account value as of the date of death, on the claim date we will allocate the excess to the money market subaccount. The account value on the claim date plus any excess deposited into the money market subaccount becomes the new account value under the contract, and the death benefit paid will equal the account value when the request for payment is made. No early withdrawal charge will apply upon payment of the death benefit.


Death Benefit Amounts in Certain Cases

If the Holder is not the Annuitant. Under nonqualified contracts only, if the contract holder who is not the annuitant dies, the death benefit will be equal to the account value on the claim date, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

If a Spousal Beneficiary Continues the Account. If the spousal beneficiary continues the account at the death of the contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. In this circumstance, the death benefit payable at the death of a spousal beneficiary equals the account value on the claim date, plus or minus any market value adjustment, and minus any early withdrawal charge applicable to any payments made to the account since the death of the original contract holder/annuitant.

If the spousal beneficiary continues the account at the death of the certificate holder who was not the annuitant, the annuitant will not change. At the death of the spousal beneficiary, the death benefit described above will not apply and the death benefit will equal the account value on the current claim date, plus or minus any market value adjustment, and minus any applicable early withdrawal charge.


Guaranteed Account

For amounts held in the Guaranteed Account, see the Guaranteed Account prospectus for a discussion of death benefit calculation.


Death Benefit--Methods of Payment

For Qualified Contracts. Under a qualified contract, if the annuitant dies the beneficiary has the following options:

1) Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules)

2) Receive, at any time, a lump sum payment equal to all or a portion of the account value, plus or minus any market value adjustment

3) Elect SWO or ECO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under SWO or ECO and died before the Tax Code's required beginning date for minimum distributions, payments under SWO or ECO will stop. The beneficiary or contract holder on behalf of the beneficiary may elect SWO or ECO provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.


Other Payment Option. Subject to Tax Code limitations, you may leave your account value invested in the contract.


Taxation. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Taxation."

For Nonqualified Contracts.

1) If you die and the beneficiary is your surviving spouse, or if you are a nonnatural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder.
   As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:

   a) Continue the account in the accumulation phase

   b) Elect to apply some or all of the account value, plus or minus any market value adjustment to any of the income phase payment options

   c) Receive at any time a lump sum payment equal to all or a portion of the account value, plus or minus any market value adjustment

   In this circumstance, the Tax Code does not require distributions under the contract until the successor contract holder's death.

2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1b or option 1c above.

   In this circumstance, the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "Taxation."

3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1b or option 1c above. If the beneficiary does not elect option 1b within 60 days from the annuitant's date of death, the gain, if any, is includible in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

Taxation. Your beneficiary(ies) may be subject to tax penalties if they do not begin receiving death benefit payments within a time frame required by the Tax Code. See "Taxation."

The Income Phase
--------------------------------------------------------------------------------

During the income phase you stop contributing dollars to the account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

> Start date

> Payment option (see the payment options table in this section)

> Payment frequency (i.e., monthly, quarterly, semi-annually or annually)

> Choice of fixed or variable payments

> Selection of an assumed net investment rate (only if variable payments are elected)

The account will continue in the accumulation phase until you properly initiate payments. Once a payment option is selected, it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect payment amounts include: Your age, your gender, your account value, the payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Payments. Amounts funding fixed payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income payments will be held in the subaccount(s) you select. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable payments, an assumed net investment rate must be selected.

You may also select a combination of both fixed and variable payments.

Assumed Investment Rate. For variable payments, an assumed net investment rate must be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3-1/2% rate, your first payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview--Questions?"

Minimum Payment Amounts. The payment option you select must result in:

> A first payment of at least $50, or

> Total yearly payments of at least $250

If your account value is too low to meet these minimum payment amounts, you will receive one lump sum payment. We reserve the right to increase the minimum payment amount based upon the Consumer Price Index-Urban (CPI-U), since July 1, 1993.

[begin sidebar text]

We may have used the following terms in prior prospectuses:

Annuity Phase--Income Phase

Annuity Option--Payment Option

Annuity Payment--Income Phase Payment

[end sidebar]

Restrictions on Start Dates and the Duration of Payments. For nonqualified contracts, payments may not begin later than the first day of the month following the annuitant's 90th birthday. For qualified IRAs, generally payments must begin by April 1 of the calendar year following the calendar year in which you attain age 70-1/2. When payments start, the age of the annuitant plus the number of years for which payments are guaranteed must not exceed 95.

For qualified contracts only, payments may not extend beyond:

a) The life of the annuitant

b) The joint lives of the annuitant and beneficiary

c) A guaranteed period greater than the annuitant's life expectancy

d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary

Charges Deducted. We make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable payments and a nonlifetime payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. We may also deduct a daily administrative charge from amounts held in the subaccounts. See "Fees."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment at our Home Office. If the continuing payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect a payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting a payment option, the Tax Code requires that your expected payments will not exceed certain amounts. See "Taxation" for additional information.

Payment Options.

The following pages list the payment options and accompanying death benefits available during the income phase. We may offer additional payment options under the contract from time to time.

Once income phase payments begin, you may not change the payment option selected.

Terms to understand:

Annuitant: The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary: The person(s) or entity(ies) entitled to receive a death benefit under the contract.

------------------------------------------------------------------------------------------------------------------------------------
                                   Lifetime Payment Options
------------------------------------------------------------------------------------------------------------------------------------
                   Length of Payments: For as long as the annuitant lives. It is possible that only one payment will be
 Life Income       made should the annuitant die prior to the second payment's due date.
                   Death Benefit--None: All payments end upon the annuitant's death.
------------------------------------------------------------------------------------------------------------------------------------
                   Length of Payments: For as long as the annuitant lives, with payments guaranteed for your choice
 Life Income--     of 5-30 years or as otherwise specified in the contract.
 Guaranteed        Death Benefit--Payment to the Beneficiary: If the annuitant dies before we have made all the
 Payments          guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
------------------------------------------------------------------------------------------------------------------------------------
                   Length of Payments: For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.
                   Death Benefit: Continuing Payments:
 Life Income--     a) When you select this option you choose for 100%, 662/3% or 50% of the payment to continue
 Two Lives         to the surviving annuitant after the first death; or
                   b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50%
                   of the payment will continue to the second annuitant on the annuitant's death.
------------------------------------------------------------------------------------------------------------------------------------
                                               Nonlifetime Payment Plan
------------------------------------------------------------------------------------------------------------------------------------
                             Length of Payments: You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below).
 Nonlifetime--               Death Benefit--Payment to the Beneficiary: If the annuitant dies before we make all the
 Guaranteed                  guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal
 Payments                    to the present value of the remaining guaranteed payments, and we will not impose any early withdrawal charge.
------------------------------------------------------------------------------------------------------------------------------------
Lump-sum Payment: If the "Nonlifetime--Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. A lump-sum elected before three years of payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees--Early Withdrawal Charge."
Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.

[begin sidebar]

In this Section

I.   Introduction

II.  Contract type

III.  Withdrawals and Other Distributions
      o Taxation of Distributions
      o Taxation of Death Benefits
      o 10% Penalty Tax
      o Withholding for Federal Income Tax Liability

IV.  Minimum Distribution Requirements
     o 50% Excise Tax
     o Minimum Distribution of Death Benefits

V.  Rules Specific to IRAs

VI.  Rules Specific to Nonqualified Contracts

VII. Taxation of the Company

[end sidebar]

Taxation
--------------------------------------------------------------------------------

I. Introduction.

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract

> Tax laws change. It is possible that a change in the future could affect contracts issued in the past

> This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions

> We do not make any guarantee about the tax treatment of the contract or a transaction involving the contract

> Contract holder means the holder of an individually owned contract or the certificate holder of a group contract

> The term "payment" in this section refers to income phase payments

--------------------------------------------------------------------------------
We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.
--------------------------------------------------------------------------------

Taxation of Gains Prior to Distribution. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company reserves the right to modify the contract as necessary to attempt to prevent a contract holder from being considered the owner of a pro rata share of the assets of the separate account for Federal tax purposes.


II. Contract Type

The contract is designed for use on a non-tax qualified basis as a nonqualified contract or as a qualified traditional IRA under Tax Code section 408(b).

Tax Rules. The tax rules vary according to whether the contract is a nonqualified contract or an IRA under Tax Code Section 408(b).

The Contract. Contract holders are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

III. Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, payments, rollovers, exchanges and death benefits.

We report the taxable portion of all distributions to the Internal Revenue Service (IRS).


Taxation of Distributions

Nonqualified Contracts. A full withdrawal of a nonqualified contract is taxable to the extent that the amount received exceeds the investment in the contract. A partial withdrawal is taxable to the extent that the account value immediately before the withdrawal exceeds the investment in the contract. In other words, a partial withdrawal is treated first as a withdrawal of taxable earnings.

For payments, a portion of each payment which represents the investment in the contract is not taxable. An exclusion ratio is calculated to determine the nontaxable portion.

For fixed payments, in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the expected number of payments as defined in Tax Code section 72(d). The entire payment will be taxable once the recipient has recovered the investment in the contract.

For variable payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The entire payment will be taxable once the recipient has recovered the investment in the contract.

All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same contract holder during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

408(b) Individual Retirement Annuity (IRA). All distributions from a traditional IRA are taxed as received unless either of the following is true:

> The distribution is rolled over to another traditional IRA or, if the IRA contains only amounts previously rolled over from a 401(a), 401(k), or 403(b) plan, to another plan of the same type

> You made after-tax contributions to the plan. In this case, the distribution will be taxed according to rules detailed in the Tax Code


Taxation of Death Benefits.

In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

Under certain circumstances, the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a nonqualified contract or from a contract used with a 408(b) IRA.

Nonqualified Contract. The 10% penalty tax applies to the taxable portion of a distribution from a nonqualified annuity unless one or more of the following have occurred:

a) The taxpayer has attained age 591/2

b) The taxpayer has become totally and permanently disabled

c) The contract holder has died

d) The distribution is made in substantially equal periodic payments (at least annually) over the life or life expectancy of the taxpayer or the joint lives or joint life expectancies of the taxpayer and beneficiary, or

e) The distribution is allocable to investment in the contract before August 14, 1982

408(b) IRA. The 10% penalty tax applies to the taxable portion of a distribution from a 408(b) IRA, unless one or more of the following have occurred:

a) You have attained age 591/2

b) You have become totally and permanently disabled

c) You have died

d) The distribution is rolled over in accordance with the Tax Code, or

e) The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of your and your beneficiary

The penalty tax is also waived on a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals or used for qualified first-time home purchase or for higher education expenses.

Withholding for Federal Income Tax Liability

Any distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Nonqualified Contract. Generally, you or a beneficiary may elect not to have tax withheld from distributions.

408(b) IRA. Generally, you or a beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

IV. Minimum Distribution Requirements

To avoid certain tax penalties, you and any beneficiary must meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to nonqualified contracts, except with regard to death benefits. These rules may dictate one or more of the following:

> Start date for distributions

> The time period in which all amounts in your account(s) must be distributed

> Distribution amounts

Start Date. Generally, you must begin receiving distributions from an IRA by April 1 of the calendar year following the calendar year in which you attain age 701/2.

Time Period. We must pay out distributions from the contract over one of the following time periods:

> Over your life or the joint lives of you and your beneficiary

> Over a period not greater than your life expectancy or the joint life expectancies of you and your beneficiary

50% Excise Tax

If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefits--IRAs

The following applies to 408(b) IRAs. Different distribution requirements apply depending upon whether your death occurs:

> After you begin receiving minimum distributions under the contract, or

> Before you begin receiving such distributions

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death. The rules differ, depending upon:

> Whether your minimum required distribution was calculated each year based on your single life expectancy or the joint life expectancies of you and your beneficiary, and

> Whether life expectancy was recalculated

The rules are complex and any beneficiary should consult with a tax adviser before electing the method of calculation to satisfy the minimum distribution requirements.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die September 1, 1999, your entire balance must be distributed to the beneficiary by December 31, 2004. However, if the distribution begins by December 31 of the calendar year following the calendar year of your death, then payments may be made in either of the following timeframes:

> Over the life of the beneficiary

> Over a period not extending beyond the life expectancy of the beneficiary

Start Dates for Spousal Beneficiaries. If the beneficiary is your spouse, the distribution must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death

> December 31 of the calendar year in which you would have attained age 701/2

In lieu of taking a distribution under these rules, an IRA spousal beneficiary may elect to treat the account as his or her own IRA and defer taking a distribution until his or her age 701/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account or fails to take a distribution within the required time period.

Minimum Distribution of Death Benefits--Nonqualified Contracts

Death of Contract Holder. The following requirements apply to nonqualified contracts at the death of the contract holder. If you are the contract holder, different distribution requirements apply depending upon whether your death occurs:

a) After you begin receiving payments under the contract, or

b) Before you begin receiving such distributions

If your death occurs after you begin receiving payments, distribution must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 1999, your entire balance must be distributed by August 31, 2004. However, if the distribution begins within one year of your death, then payments may be made in one of the following time-frames:

> Over the life of the beneficiary

> Over a period not extending beyond the life expectancy of the beneficiary

Spousal Beneficiaries. If the beneficiary is your spouse, the account may be continued with the surviving spouse as the new contract holder.

Death of Annuitant. If the contract holder is a nonnatural person and the annuitant dies, the same rules apply as outlined above for death of a contract holder. If the contract holder is a natural person but not the annuitant and the annuitant dies, the beneficiary must elect an option within 60 days of the date of death, or any gain under the contract will be includible in the beneficiary's income in the year the annuitant dies.

V. Rules Specific to IRAs

Tax Code Section 408(b) IRAs. Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish Simplified Employee Pension (SEP) plans and contribute to a traditional IRA owned by the employee.

Assignment or Transfer of Contracts. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce.

Eligibility. Eligibility to contribute to a traditional IRA on a pre-tax basis depends on your adjusted gross income.

Rollovers and Transfers. Rollovers and direct transfers are permitted from a 401, 403(a) or a 403(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to ordinary income tax, or from another Roth IRA.


VI. Rules Specific to Nonqualified Contracts

In General. Tax Code section 72 governs taxation of annuities in general. A contract holder under a nonqualified contract who is a natural person generally is not taxed on increases in the account value until distribution occurs by withdrawing all or part of such account value. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Holders of a Nonqualified Contract. If the contract holder is not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the surrender value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to the rule and a non-natural person should consult with its tax adviser prior to purchasing this contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract holder is not a natural person, a change in annuitant is treated as the death of the contract holder.

Diversification. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contracts to qualify as annuity contracts under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

Transfers, Assignments or Exchanges of a Nonqualified Contract. A transfer of ownership of a nonqualified contract, the designation of an annuitant, payee or other beneficiary who is not also the contract holder, the selection of certain annuity dates, or the exchange of a contract may result in certain tax consequences. The assignment, pledge, or agreement to assign or pledge any portion of the account value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

VII. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Separate Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company", but is taxed as part of the Company.


We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.


In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.


Other Topics
--------------------------------------------------------------------------------

The Company

Aetna Life Insurance and Annuity Company (the Company, we, us) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of Aetna Inc. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954).

We are engaged in the business of issuing life insurance policies and variable annuity contracts. Our principal executive offices are located at:
            151 Farmington Avenue
            Hartford Connecticut 06156

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") in 1976 as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. These subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.


Contract Distribution

We will serve as the principal underwriter for the securities sold by this prospectus. We are registered as a broker-dealer with the SEC and a member of the National Association of Securities Dealers, Inc.

As principal underwriter, we will enter into arrangements with one or more registered broker-dealers, including at least one affiliate of the Company, to offer and sell the contract described in this prospectus. We may also enter into these arrangements with banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934 pursuant to legal and regulatory exceptions. In this prospectus, we refer to the registered broker-dealers and the banks described above as "distributors." We and one or more of our affiliates may also sell the contract directly. All individuals offering and selling the contract must be registered representatives of a broker-dealer, or employees of a bank exempt from registration under the Securities Exchange Act of 1934, and must be licensed as insurance agents to sell variable annuity contracts.

Federated Securities Corp., an affiliate of the investment advisor, may enter into agreements with some of the distributors to provide services to customers in connection with the funds acquired through the contract. These services include:

> Providing customers with information concerning the funds, and their investment objectives, policies and limitations, portfolio securities and performance

> Responding to customer inquiries

> Providing other services as the parties may agree

Fees for these services may be based on the fund's total assets attributable to the distributor's customers.

We may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract, and may negotiate different commissions for these broker-dealers.

Payment of Commissions. We pay commissions to distributors who sell the contract. Distributors will be paid commissions up to an amount currently equal to 6.5% of payments for promotional or distribution expenses associated with the marketing of the contract. We pay these commissions out of any early withdrawal charge we collect or out of our general assets. Commissions are not deducted from payments to your account.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

> On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted

> When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets

> During any other periods the SEC may by order permit for the protection of investors

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.


Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

> Standardized average annual total returns

> Non-standardized average annual total returns

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds. For further details regarding performance reporting and advertising you may request an SAI by calling us at the number listed in "Contract Overview--Questions?"

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account. We include all recurring charges during each period (i.e., mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges).


Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we do not include the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the separate account. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

> During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

> During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.


Contract Modifications

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.


Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Home Office. An assignment or transfer of ownership may have tax consequences and you should consult with a tax advisor before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.


Legal Matters and Proceedings

We are aware of no material legal proceedings pending which involve the separate account or the Company as a party or which would materially affect the separate account. The validity of the securities offered by this prospectus has been passed upon by Counsel to the Company.



Year 2000 Readiness

As a healthcare and financial services enterprise, Aetna Inc. (referred to collectively with its affiliates and subsidiaries as "Aetna"), is dependent upon computer systems and applications to conduct its business. Aetna has developed and is currently executing a comprehensive risk-based plan designed to make its mission-critical information technology ("IT") systems and embedded systems Year 2000 ready. The plan for IT systems covers five stages including
(i) assessment, (ii) remediation, (iii) testing, (iv) implementation and (v) Year 2000 approval. At year end 1997, Aetna, including the Company, had substantially completed the assessment stage. The remediation of mission-critical IT systems was completed by year end 1998. Testing of all mission-critical IT systems is underway with Year 2000 approval targeted for completion by mid-1999. The costs of these efforts will not affect the separate account.

The Company, its affiliates and the mutual funds that serve as investment options for the separate account also have relationships with investment advisers, broker-dealers, transfer agents, custodians or other securities industry participants or other service providers that are not affiliated with Aetna. Aetna, including the Company, has initiated communication with its critical external relationships to determine the extent to which Aetna may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Aetna and the Company have assessed and are prioritizing responses in an attempt to mitigate risks with respect to the failure of these parties to be Year 2000 ready. There can be no assurance that failure of third parties to complete adequate preparations in a timely manner, and any resulting systems interruptions or other consequences, would not have an adverse effect, directly or indirectly, on the separate account, including, without limitation, its operation or the valuation of its assets and units.

Contents of the Statement of Additional Information
--------------------------------------------------------------------------------

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.


General Information and History ..........................................   2
Variable Annuity Account B ...............................................   2
Offering and Purchase of Contract ........................................   3
Performance Data .........................................................   3
  General ................................................................   3
  Average Annual Total Return Quotations .................................   3
Income Phase Payments ....................................................   4
Sales Material and Advertising ...........................................   5
Independent Auditors .....................................................   6
Financial Statements of the Separate Account ............................. S-1
Financial Statements of Aetna Life Insurance and Annuity Company ......... F-1

                                  Appendix I
                           ALIAC Guaranteed Account
--------------------------------------------------------------------------------

The ALIAC Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your representative or the Company to learn:

> The interest rate(s) we will apply to amounts invested in the Guaranteed
  Account
  We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

> The period of time your account dollars need to remain in the Guaranteed
  Account in order to earn the rate(s)
  You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your representative or the Company to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one of more of the following:

> Market Value Adjustment (MVA)--as described in this appendix and in the Guaranteed Account prospectus

> Tax penalties and/or tax withholding--see "Taxation"

> Early withdrawal charge--see "Fees"

> Maintenance fee--see "Fees"

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Market Value Adjustment (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:

> Transfers due to participation in the dollar cost averaging program

> Withdrawals taken due to your election of SWO or ECO (described in "Systematic
  Distribution Options"), if available

> Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn proportionally from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within a Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest, and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term,
(b) transferred to other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 591/2, tax penalties may apply.

If no direction is received from you at our Home Office by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account, each guaranteed term is counted as one funding option. If a guaranteed term matures, and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Payments. Payments received after your initial payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) are not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Dollar Cost Averaging. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90 day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (See "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinvesting Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinvested in the Guaranteed Account, we apply the reinvested amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. We reinvest amounts proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime payment option will be subject to only a positive aggregate MVA.

Distribution. The Company is the principal underwriter of the contract. The Company is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. From time to time, the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contracts, and may negotiate different commissions for these broker-dealers.

                                  Appendix II
                         Information
--------------------------------------------------------------------------------


    (Selected data for accumulation units outstanding throughout each period)

The condensed financial information presented below for each of the periods in the five-year period ended December 31, 1998 (as applicable), is derived from the financial statements of the separate account, which have been audited by independent auditors. The financial statements and the independent auditors' report thereon for the year ended December 31, 1998 are included in the Statement of Additional Information.


                                                               1998           1997
                                                            ----------     ---------
FEDERATED AMERICAN LEADERS FUND II
Value at beginning of period                                $20.287        $  15.548
Value at end of period                                                     $  20.287
Increase (decrease) in value of accumulation units(1)                          30.48%
Number of accumulation units outstanding at end of period                  5,757,361
FEDERATED EQUITY INCOME FUND II
Value at beginning of period                                $12.305        $  10.534
Value at end of period                                                     $  12.305
Increase (decrease) in value of accumulation units(1)                          16.82%(3)
Number of accumulation units outstanding at end of period                  1,620,310
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
Value at beginning of period                                $11.883        $  11.099
Value at end of period                                                     $  11.883
Increase (decrease) in value of accumulation units(1)                           7.06%
Number of accumulation units outstanding at end of period                  1,110,579
FEDERATED GROWTH STRATEGIES FUND II
Value at beginning of period                                $15.777        $  12.596
Value at end of period                                                     $  15.777
Increase (decrease) in value of accumulation units(1)                          25.25%
Number of accumulation units outstanding at end of period                  1,439,357
FEDERATED HIGH INCOME BOND FUND II
Value at beginning of period                                $14.724        $  13.119
Value at end of period                                                     $  14.724
Increase (decrease) in value of accumulation units(1)                          12.24%
Number of accumulation units outstanding at end of period                  3,613,943
FEDERATED INTERNATIONAL EQUITY FUND II
Value at beginning of period                                $11.888        $  10.952
Value at end of period                                                     $  11.888
Increase (decrease) in value of accumulation units(1)                           8.54%
Number of accumulation units outstanding at end of period                  1,173,166
FEDERATED PRIME MONEY FUND II
Value at beginning of period                                $11.119        $  10.748
Value at end of period                                                     $  11.119
Increase (decrease) in value of accumulation units(1)                           3.46%
Number of accumulation units outstanding at end of period                    677,262
FEDERATED UTILITY FUND II
Value at beginning of period                                $16.611        $  13.303
Value at end of period                                                     $  16.611
Increase (decrease) in value of accumulation units(1)                          24.86%
Number of accumulation units outstanding at end of period                  1,583,456

                                                                 1996             1995                1994
                                                             -----------       ---------           ----------
FEDERATED AMERICAN LEADERS FUND II
Value at beginning of period                                 $    12.971       $   9.838           $    10.00
Value at end of period                                       $    15.548       $  12.971           $    9.838
Increase (decrease) in value of accumulation units(1)              19.87%          31.84%               (1.62)%(2)
Number of accumulation units outstanding at end of period      3,931,613       2,057,364              188,708
FEDERATED EQUITY INCOME FUND II
Value at beginning of period
Value at end of period
Increase (decrease) in value of accumulation units(1)
Number of accumulation units outstanding at end of period
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
Value at beginning of period                                 $    10.804       $  10.073           $   10.000
Value at end of period                                       $    11.099       $  10.804           $   10.073
Increase (decrease) in value of accumulation units(1)               2.74%           7.25%                0.73%(2)
Number of accumulation units outstanding at end of period        689,789         417,293               12,714
FEDERATED GROWTH STRATEGIES FUND II
Value at beginning of period                                 $    10.277       $  10.000
Value at end of period                                       $    12.596       $  10.277
Increase (decrease) in value of accumulation units(1)              22.57%           2.77%(4)
Number of accumulation units outstanding at end of period        570,182          17,503
FEDERATED HIGH INCOME BOND FUND II
Value at beginning of period                                 $    11.640       $   9.814           $   10.000
Value at end of period                                       $    13.119       $  11.640           $    9.814
Increase (decrease) in value of accumulation units(1)              12.71%          18.61%               (1.86)%(2)
Number of accumulation units outstanding at end of period      2,069,633       1,020,321               31,309
FEDERATED INTERNATIONAL EQUITY FUND II
Value at beginning of period                                 $    10.255       $  10.000
Value at end of period                                       $    10.952       $  10.255
Increase (decrease) in value of accumulation units(1)               6.80%           2.55%(5)
Number of accumulation units outstanding at end of period        541,970         158,319
FEDERATED PRIME MONEY FUND II
Value at beginning of period                                 $    10.406       $  10.033           $   10.000
Value at end of period                                       $    10.748       $  10.406           $   10.033
Increase (decrease) in value of accumulation units(1)               3.29%           3.71%                0.33%(6)
Number of accumulation units outstanding at end of period        720,521         554,934               51,949
FEDERATED UTILITY FUND II
Value at beginning of period                                 $    12.095       $   9.881           $   10.000
Value at end of period                                       $    13.303       $  12.095           $    9.881
Increase (decrease) in value of accumulation units(1)               9.99%          22.40%               (1.19)%(2)
Number of accumulation units outstanding at end of period      1,260,915         727,601               41,191


-----------------
(1) The above figures are calculated by subtracting the beginning accumulation unit value from the ending accumulation unit value, and dividing the result by the beginning accumulation unit value. These figures do not reflect the early withdrawal charge or the fixed dollar annual maintenance fee, if any. Inclusion of these charges would reduce the investment results shown.

(2) Reflects less than a full year of performance activity. Funds were first received in this option during September 1994.

(3) Reflects less than a full year of performance activity. Funds were first received in this option during February 1997.

(4) Reflects less than a full year of performance activity. The initial accumulation unit value was established at $10.000 during November 1995, when the portfolio became available under the contract.

(5) Reflects less than a full year of performance activity. The initial accumulation unit value was established at $10.000 during May 1995, when the portfolio became available under the contract.

(6) Reflects less than a full year of performance activity. Funds were first received in this option during November 1994.

--------------------------------------------------------------------------------

                           VARIABLE ANNUITY ACCOUNT B
                                       OF
                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

--------------------------------------------------------------------------------

              Statement of Additional Information dated May 3, 1999

                              NEW YORK GROWTH PLUS

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "separate account") dated May 3, 1999.

A free prospectus is available upon request from the local Aetna Life Insurance and Annuity Company office or by writing to or calling:

                    Aetna Life Insurance and Annuity Company
                                Customer Service
                              151 Farmington Avenue
                           Hartford, Connecticut 06156
                                 1-800-531-4547

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

                                TABLE OF CONTENTS

                                                                      Page
General Information and History.......................................  2
Variable Annuity Account B............................................  2
Offering and Purchase of Contract.....................................  3
Performance Data......................................................  3
     General..........................................................  3
     Average Annual Total Return Quotations...........................  3
Income Phase Payments.................................................  4
Sales Material and Advertising........................................  5
Independent Auditors..................................................  6
Financial Statements of the Separate Account..........................  S-1
Financial Statements of Aetna Life Insurance and Annuity Company......  F-1

                         GENERAL INFORMATION AND HISTORY


Aetna Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). As of December 31, 1998, the Company had $____ billion invested through its products, including $____ billion in its separate accounts (of which the Company or an affiliate oversees the management of $____ billion) and $___ billion in its mutual funds offered outside of its separate accounts. The Company is ranked among the top _% of all U.S. life insurance companies based on assets as of December 31, 1997. The Company is an indirect wholly owned subsidiary of Aetna Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.


In addition to serving as the principal underwriter and the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940, and a registered broker-dealer under the Securities Exchange Act of 1934. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account B" below).

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. See "Fees" in the prospectus. We receive reimbursement for certain administrative costs from some advisers of the funds used as funding options under the contract.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.


From this point forward, the term "contract" refers only to the contract offered through the prospectus.


                           VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. The funds currently available under the contract are as follows:

[square bullet]  Federated American Leaders Fund II
[square bullet]  Federated Equity Income Fund II
[square bullet]  Federated Fund for U.S. Government Securities II
[square bullet]  Federated Growth Strategies Fund II
[square bullet]  Federated High Income Bond Fund II
[square bullet]  Federated International Equity Fund II
[square bullet]  Federated Prime Money Fund II
[square bullet]  Federated Utility Fund II

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

                        OFFERING AND PURCHASE OF CONTRACT

The Company is both the depositor and the principal underwriter for the securities sold by the prospectus. We offer the contract through life insurance agents licensed to sell variable annuities who are registered representatives of the Company or of other registered broker-dealers who have sales agreements with the Company. The offering of the contract is not limited to a specific period of time. A description of the manner in which the contract may be purchased can be found in the prospectus under the sections titled "Purchase and Rights" and "Your Account Value."

                                PERFORMANCE DATA

GENERAL

From time to time, we may advertise different types of historical performance for the subaccounts of the separate account available under the contract. We may advertise the "standardized average annual total returns," calculated in a manner prescribed by the Securities and Exchange Commission (the "standardized return"), as well as "non-standardized returns," both of which are described below.

The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial payment of $1,000 is applied to the various subaccounts under the contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. The standardized figures use the actual returns of the fund since the date contributions were first received in the fund under the separate account and then adjust them to reflect the deduction of all recurring charges under the contract during each period (e.g., mortality and expense risk charges, maintenance fees, administrative expense charges, and early withdrawal charges). These charges will be deducted on a pro rata basis in the case of fractional periods. The maintenance fee is converted to a percentage of assets based on the average account size under the contract described in the prospectus.


The non-standardized figures will be calculated in a similar manner, except that they will not reflect the deduction of any applicable early withdrawal charge, and in some advertisements will also exclude the effect of the maintenance fee. The deduction of the early withdrawal charge and the maintenance fee would decrease the level of performance shown if reflected in the calculations. The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date contributions were first received in the fund under the separate account. The non-standardized returns shown in the tables below reflect the deduction of all charges under the contract except the early withdrawal charge. The maintenance fee has been deducted for the purposes of calculating the returns.


Investment results of the funds will fluctuate over time, and any presentation of the subaccounts' total return quotations for any prior period should not be considered as a representation of how the subaccounts will perform in any future period. Additionally, the contract value and/or account value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - Standardized and Non-Standardized


The tables below reflect the average annual standardized and non-standardized total return quotation figures for the period ended December 31, 1998 for the subaccounts under the contract. The standardized returns assume a mortality and expense risk charge of 1.25%, an administrative expense charge of 0.15%, a maintenance fee of $30 and an early withdrawal charge of 7% grading down to 0% after seven years. The non-standardized returns assume the same charges but do not include the early withdrawal charges.


For those subaccounts where results are not available for the full calendar period indicated, performance for such partial periods is shown in the column labeled "Since Inception". For standardized performance, the "Since Inception" column shows the average annual return since the date contributions were first received in the fund under the separate account. For non-standardized performance, the "Since Inception" column shows average annual total return since the fund's inception date.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Date Contributions
                                                                                                                First Received
                                                                                                              Under the Separate
                                                                        STANDARDIZED                                Account
---------------------------------------------------------------------------------------------------------------------------------
                        SUBACCOUNT                      1 Year        5 Year      10 Year     Inception*
---------------------------------------------------------------------------------------------------------------------------------
Federated American Leaders Fund II                                                                                  09-30-94
---------------------------------------------------------------------------------------------------------------------------------
Federated Equity Income Fund II                                                                                     02-28-97
---------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II                                                                    09-30-94
---------------------------------------------------------------------------------------------------------------------------------
Federated Growth Strategies Fund II                                                                                 10-02-95
---------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                                                                                  09-30-94
---------------------------------------------------------------------------------------------------------------------------------
Federated International Equity Fund II                                                                              05-31-95
---------------------------------------------------------------------------------------------------------------------------------
Federated Prime Money Fund II(1)                                                                                    11-30-94
---------------------------------------------------------------------------------------------------------------------------------
Federated Utility Fund II                                                                                           09-30-94
---------------------------------------------------------------------------------------------------------------------------------

*Reflects performance from the date contributions were first received in the fund under the separate account.

(1) The current yield for the subaccount for the seven-day period ended December 31, 1998 (on an annualized basis) was _____%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above except the maximum 7% early withdrawal charge.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Fund
                  ($30 Maintenance Fee)                                 NON-STANDARDIZED                         Inception
                                                                                                                    Date
------------------------------------------------------------------------------------------------------------------------------
                        SUBACCOUNT                   1 Year    3 Years    5 Years    10 Years    Inception**
------------------------------------------------------------------------------------------------------------------------------
Federated American Leaders Fund II                                                                                 02-10-94
------------------------------------------------------------------------------------------------------------------------------
Federated Equity Income Fund II                                                                                    01-02-97
------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II                                                                   03-28-94
------------------------------------------------------------------------------------------------------------------------------
Federated Growth Strategies Fund II                                                                                10-02-95
------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                                                                                 03-01-94
------------------------------------------------------------------------------------------------------------------------------
Federated International Equity Fund II                                                                             05-07-95
------------------------------------------------------------------------------------------------------------------------------
Federated Prime Money Fund II(2)                                                                                   11-17-94
------------------------------------------------------------------------------------------------------------------------------
Federated Utility Fund II                                                                                          02-10-94
------------------------------------------------------------------------------------------------------------------------------

**Reflects performance from the fund's inception date.

(2) The current yield for the subaccount for the seven-day period ended December 31, 1998 (on an annualized basis) was _____%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above except the maximum 7% early withdrawal charge.

Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in calculating the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

                              INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually. Payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and
(b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one daily valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate subaccount is
1.0015000 as of the tenth valuation preceding the due date of the second monthly payment, multiplying this factor by .9999058* (to neutralize the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.0014057. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.504376) to produce an annuity unit value of $13.523359 for the valuation occurring when the second payment is due. The second monthly payment is then determined by multiplying the number of annuity units by the current annuity unit value, or
20.414 times $13.523359, which produces a payment of $276.07.

*If an assumed net investment rate of 5% is elected, the appropriate factor to neutralize such assumed rate would be .9998663.

                         SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

                              INDEPENDENT AUDITORS

KPMG Peat Marwick LLP, CityPlace II, Hartford, Connecticut 06103-4103, are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the examination of the separate account's financial statements and the review of filings made with the SEC.

                  FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT

                           VARIABLE ANNUITY ACCOUNT B

                                      Index

Statement of Assets and Liabilities................................
Statements of Operations and Changes in Net Assets.................
Notes to Financial Statements......................................
Independent Auditors' Report.......................................

                       [To be filed by 485(b) amendment.]

        FINANCIAL STATEMENTS OF AETNA LIFE INSURANCE AND ANNUITY COMPANY

                   Index to Consolidated Financial Statements

Independent Auditors' Report.........................................
Consolidated Financial Statements:...................................

     Consolidated Statements of Income for the Years Ended

         December 31, 1998, 1997 and 1996............................
     Consolidated Balance Sheets as of December 31, 1998 and 1997....
     Consolidated Statements of Changes in Shareholder's Equity

         for the Years Ended December 31, 1998, 1997 and 1996........
     Consolidated Statements of Cash Flows for the Years Ended

         December 31, 1998, 1997 and 1996............................
     Notes to Consolidated Financial Statements......................

                       [To be filed by 485(b) amendment.]

                           VARIABLE ANNUITY ACCOUNT B
                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

     (a) Financial Statements:

         (1)      Included in Part A:

                   Information*

         (2)      Included in Part B:

                  Financial Statements of Variable Annuity Account B:*

                  - Statement of Assets and Liabilities as of December 31, 1998

                  - Statements of Operations and Changes in Net Assets for the
                    years ended December 31, 1998 and 1997

                  - Notes to Financial Statements

                  - Independent Auditors' Report

                  Financial Statements of the Depositor:*

                  - Independent Auditors' Report

                  - Consolidated Statements of Income for the years ended
                    December 31, 1998, 1997 and 1996

                  - Consolidated Balance Sheets as of December 31, 1998 and 1997

                  - Consolidated Statements of Changes in Shareholder's Equity
                    for the years ended December 31, 1998, 1997 and 1996

                  - Consolidated Statements of Cash Flows for the years ended
                    December 31, 1998, 1997 and 1996

                  - Notes to Consolidated Financial Statements

*    To be filed by amendment

(b)  Exhibits

       (1) Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B(1)

       (2)        Not applicable

       (3.1)      Selling Agreement(2)

       (3.2) Alternative Form of Wholesaling Agreement and Related Selling Agreement(3)

       (3.3)      Federated Broker Dealer Agreement (9/2/94)(4)

       (4.1)      Variable Annuity Contract (G-CDA-97(NY))(5)

       (4.2) Variable Annuity Contract Certificate (GMCC-97(NY)) to Contract G-CDA-97(NY)(5)

       (4.3)      Variable Annuity Contract (G-CDA-96(NY))(6)

       (4.4)      Variable Annuity Contract Certificate (GMCC-96(NY))(6)

       (4.5) Variable Annuity Contracts and Certificates (G-CDA-IC(IR/NY)), (GMCC-IC(IR/NY)), (G-CDA-IC(NQ/NY)), and (GMCC-IC(NQ/NY))(7)

       (4.6) Endorsement (G-MP1IRA(11/96)) to Contract G-CDA-96(NY) and Certificate GMCC-96(NY)(6)

       (5)        Variable Annuity Contract Application (MPAPPNY(1/96))(5)

       (6.1) Certificate of Incorporation of Aetna Life Insurance and Annuity Company(8)

       (6.2) Amendment of Certificate of Incorporation of Aetna Life Insurance and Annuity Company(9)

       (6.3) By-Laws as amended September 17, 1997 of Aetna Life Insurance and Annuity Company(10)

       (7)        Not applicable

       (8) Fund Participation Agreement by and among Aetna Life Insurance and Annuity Company, Insurance Management Series and Federated Advisors dated July 1, 1994(11)

       (9)        Opinion and Consent of Counsel*

       (10)       Consent of Independent Auditors*

       (11)       Not applicable

       (12)       Not applicable

       (13)       Schedule for Computation of Performance Data(12)

       (14)       Not applicable

       (15.1)     Powers of Attorney(13)

       (15.2)     Authorization for Signatures(3)

* To be filed by amendment

1. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 22, 1996 (Accession No. 0000950146-96-000563).
2. Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on April 22, 1996 (Accession No. 0000912057-96-006805).
3. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 12, 1996 (Accession No. 0000912057-96-006383).
4. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-79122), as filed electronically on August 16, 1995 (Accession No. 0000950109-95-003265).
5. Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on December 16, 1997 (Accession No. 0000950146-97-001918).
6. Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on February 21, 1997 (Accession No. 0000950146-97-000226).

7. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-87932), as filed electronically on September 19, 1995 (Accession No. 0000950109-95-003821).
8. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-60477), as filed electronically on April 15, 1996 (Accession No. 0000950146-96-000534).
9. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed electronically on February 11, 1997 (Accession No. 0000950146-97-000159).
10. Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-91846), as filed electronically on October 30, 1997 (Accession No. 0000950146-97-001589).
11. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on April 16, 1997 (Accession No. 0000950146-97-000617).
12. Incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement on Form N-4 (File No. 33-34370), as filed electronically on April 17, 1998 (Accession No. 0000950146-98-000658).
13.  Included on the signature page of this filing.

Item 25. Directors and Officers of the Depositor
------------------------------------------------

Name and Principal
Business Address*                  Positions and Offices with Depositor
-----------------                  ------------------------------------
Thomas J. McInerney                Director and President

Catherine H. Smith                 Director, Chief Financial Officer and Senior Vice
                                   President

Shaun P. Mathews                   Director and Senior Vice President

Deborah Koltenuk                   Vice President, Treasurer and Corporate Controller

Therese M. Squillacote             Vice President and Chief Compliance Officer

Kirk P. Wickman                    Vice President, General Counsel and Corporate Secretary

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant
----------------------------------------------------------------------------

     Incorporated herein by reference to Item 26 of Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed electronically on December 14, 1998 (Accession No. 0000950146-98-002092).

Item 27. Number of Contract Owners
----------------------------------

     As of December 31, 1998, there were 75,102 individual holders of interests in variable annuity contracts funded through Variable Annuity Account B.

Item 28. Indemnification
------------------------

Section 21 of Public Act No. 97-246 of the Connecticut General Assembly (the "Act") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes, as amended by Sections 12 to 20, inclusive, of this Act. Reference is hereby made to Section 33-771(e) of the Connecticut General Statutes ("CGS") regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 provides that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he was a director of the corporation. In the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employer or agent of the corporation. Consistent with the statute, Aetna Inc. has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

Item 29. Principal Underwriter
------------------------------

     (a) In addition to serving as the principal underwriter and depositor for the Registrant, Aetna Life Insurance and Annuity Company (Aetna) also acts as the principal underwriter, only, for Aetna Variable Encore Fund, Aetna Variable Fund, Aetna Generation Portfolios, Inc., Aetna Income Shares, Aetna Balanced VP, Inc. (formerly Aetna Investment Advisers Fund, Inc.), Aetna GET Fund, and Aetna Variable Portfolios, Inc. and as the principal underwriter and investment adviser for Portfolio Partners, Inc. (all management investment companies registered under the Investment Company Act of 1940 (1940 Act)). Additionally, Aetna acts as the principal underwriter and depositor for Variable Life Account B of Aetna, Variable Annuity Account C of Aetna and Variable Annuity Account G of Aetna (separate accounts of Aetna registered as unit investment trusts under the 1940 Act). Aetna is also the principal underwriter for Variable Annuity Account I of Aetna Insurance Company of America (AICA) (a separate account of AICA registered as a unit investment trust under the 1940 Act).

     (b) See Item 25 regarding the Depositor.

     (c) Compensation as of December 31, 1998: *

        (1)                      (2)                     (3)                  (4)                   (5)

                                                      Compensation
Name of                  Net Underwriting             on Redemption             Brokerage
Principal Underwriter    Discounts and Commissions    or Annuitization          Commissions        Compensation**
---------------------    -------------------------    ----------------          -----------        --------------
Aetna Life                                              $_________                                   $_________
Insurance and
Annuity Company

*  To be filed by amendment

** Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Variable Annuity Account B.


Item 30. Location of Accounts and Records
-----------------------------------------

         All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

                      Aetna Life Insurance and Annuity Company
                      151 Farmington Avenue
                      Hartford, Connecticut  06156

Item 31. Management Services
----------------------------

     Not applicable

Item 32. Undertakings
---------------------

     Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

     (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

     (d) The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 22, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1989 Transfer Binder] Fed. SEC. L. Rep. (CCH) P. 78,904 at 78,523 (November 22, 1988).

     (e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) Aetna Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Aetna Life Insurance and Annuity Company, has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 10th day of February, 1999.

                                       VARIABLE ANNUITY ACCOUNT B OF
                                       AETNA LIFE INSURANCE AND ANNUITY COMPANY
                                           (Registrant)

                                       By: AETNA LIFE INSURANCE AND ANNUITY
                                           COMPANY
                                           (Depositor)

                                       By: /s/ Thomas J. McInerney
                                           -------------------------------------
                                           Thomas J. McInerney
                                           President

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Kirk P. Wickman, Julie E. Rockmore and J. Neil McMurdie and each of them individually, such person's true and lawful attorneys, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signatures as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature                          Title                                             Date
---------                          -----                                             ----

/s/ Thomas J. McInerney                                                        )
--------------------------------   Director and President                      )
Thomas J. McInerney                (principal executive officer)               )
                                                                               )
                                                                               )
/s/ Catherine H. Smith                                                         )
---------------------------------  Director and Chief Financial Officer        )    February 10,
Catherine H. Smith                                                             )    1999
                                                                               )
                                                                               )
/s/ Shaun P. Mathews                                                           )
--------------------------------   Director                                    )
Shaun P. Mathews                                                               )
                                                                               )
                                                                               )
/s/ Deborah Koltenuk                                                          )
--------------------------------   Vice President, Treasurer                   )
Deborah Koltenuk                   and Corporate Controller                    )
                                                                               )


                           VARIABLE ANNUITY ACCOUNT B
                                  Exhibit Index

Exhibit No.             Exhibit                                                                               Page
-----------             -------                                                                               ----

99-B.1                  Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company        *
                        establishing Variable Annuity Account B

99-B.3.1                Selling Agreement                                                                       *

99-B.3.2                Alternative Form of Wholesaling Agreement and Related Selling Agreement                 *

99-B.3.3                Federated Broker Dealer Agreement (9/2/94)                                              *

99-B.4.1                Variable Annuity Contract (G-CDA-97(NY))                                                *

99-B.4.2                Variable Annuity Contract Certificate (GMCC-97(NY)) to Contract G-CDA-97(NY)            *

99-B.4.3                Variable Annuity Contract (G-CDA-96(NY))                                                *

99-B.4.4                Variable Annuity Contract Certificate (GMCC-96(NY))                                     *

99-B.4.5                Variable Annuity Contracts and Certificates                                             *
                        (G-CDA-IC(IR/NY)), (GMCC-IC(IR/NY)), (G-CDA-IC(NQ/NY)), and (GMCC-IC(NQ/NY))

99-B.4.6                Endorsement (G-MP1IRA(11/96)) to Contract                                               *
                        G-CDA-96(NY) and Certificate GMCC-96(NY)

99-B.5                  Variable Annuity Contract Application (MPAPPNY(1/96))                                   *

99-B.6.1                Certificate of Incorporation of Aetna Life Insurance and Annuity Company                *

99-B.6.2                Amendment of Certificate of Incorporation of Aetna Life Insurance and Annuity           *
                        Company

99-B.6.3                By-Laws as amended September 17, 1997 of Aetna Life Insurance and Annuity Company       *

*Incorporated by reference

Exhibit No.             Exhibit                                                                               Page
-----------             -------                                                                               ----

99-B.8                  Fund Participation Agreement by and among Aetna Life Insurance and Annuity              *
                        Company, Insurance Management Series and Federated Advisors dated July 1, 1994

99-B.9                  Opinion and Consent of Counsel                                                          **

99-B.10                 Consent of Independent Auditors                                                         **

99-B.13                 Schedule for Computation of Performance Data                                            *

99-B.15.1               Powers of Attorney                                                                     ***

99-B.15.2               Authorization for Signatures                                                            *
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*Incorporated by reference
**To be filed by amendment
***Included on the signature page of this filing